UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Douglas A. Pertz
   100 S. Saunders Road
Suite 300
   IL, Lake Forest 60045
2. Issuer Name and Ticker or Trading Symbol
   IMC Global Inc. (IGL)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Day/Year
   1/2/2003
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman and Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security|2.    |2A.   |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                    |Trans-|Exec- |Trans |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                    |action|ution |action|                                  |  Beneficially     |(D)or |                           |
                    |      |      |    | |                  | A/|           |  Owned Following  |Indir |                           |
                    |Date  | Date |Code|V|    Amount        | D |    Price  |  Reported Trans(s)|ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Cmmn Stck, $1.00 par|1/2/ 2|      |A   | |100000 1          |A  |N/A        |100000             |D     |                           |
 value              |003   |      |    | |                  |   |           |                   |      |                           |
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Cmmn Stk, $1.00 par |      |      |    | |                  |   |           |48744 2            |D     |                           |
value               |      |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Cmmn Stock, $1.00 pa|      |      |    | |                  |   |           |100000 3           |D     |                           |
r value             |      |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stck, $1.00 p|      |      |    | |                  |   |           |103890 4           |D     |                           |
ar value            |      |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stk, $1.00 pa|      |      |    | |                  |   |           |50000 5            |D     |                           |
r value             |      |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stk, $1.00 pa|      |      |    | |                  |   |           |7855.631           |I     |See Footnote 6             |
r value             |      |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, $1.00 |      |      |    | |                  |   |           |31700              |D     |                           |
par value           |      |      |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of   |2.Con-  |3.     |3A.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Derivative |version |Trans- |Deemed|Trans-| rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
  Security   |or Exer |action |      |action| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
             |cise    |       |Execu-|      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
             |Price of|       |ution |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
             |Deriva- |       |      |      |               |Date |Expir|                    |       |ficially    |Ind|            |
             |tive    |       |      |      |           | A/|Exer-|ation|   Title and Number |       |Owned Follow|ire|            |
             |Secu-   |(Month/|(Month|    | |           | D |cisa-|Date |   of Shares        |       |ing Reported|ct |            |
             |rity    |Day/   |/Day/ |Code|V|  Amount   |   |ble  |     |                    |       |Trans-      |(I)|            |
             |        |Year)  |Year) |    | |           |   |     |     |                    |       |action(s)   |   |            |
___________________________________________________________________________________________________________________________________|
Non-qualified|$10.76  |1/2/ 20|      |A   | |310000     |A  |7    |1/2/2|Common Stock|310000 |       |310000      |D  |            |
 stock option|        |03     |      |    | |           |   |     |013  |, $1.00 par |       |       |            |   |            |
 (right to pu|        |       |      |    | |           |   |     |     |value       |       |       |            |   |            |
rchase)      |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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Non-qualified|$9.6500 |       |      |    | |           |   |8    |7/10/|Common Stock|       |       |175000      |D  |            |
 stock option|        |       |      |    | |           |   |     |2011 |, $1.00 par |       |       |            |   |            |
 (right to pu|        |       |      |    | |           |   |     |     |value       |       |       |            |   |            |
rchase)      |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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Non-qualified|$13.55  |       |      |    | |           |   |9    |2/28/|Common Stock|       |       |325000      |D  |            |
 stock option|        |       |      |    | |           |   |     |2011 |, $1.00 par |       |       |            |   |            |
 (right to pu|        |       |      |    | |           |   |     |     |value       |       |       |            |   |            |
rchase)      |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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Non-qualified|$15.0625|       |      |    | |           |   |10   |3/30/|Common Stock|       |       |124040      |D  |            |
 stock option|        |       |      |    | |           |   |     |2010 |, $1.00 par |       |       |            |   |            |
 (right to pu|        |       |      |    | |           |   |     |     |value       |       |       |            |   |            |
rchase)      |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Non-qualified|$15.0312|       |      |    | |           |   |11   |2/22/|Common Stock|       |       |254000      |D  |            |
 stock option|        |       |      |    | |           |   |     |2010 |, $1.00 par |       |       |            |   |            |
 (right to pu|        |       |      |    | |           |   |     |     |value       |       |       |            |   |            |
rchase)      |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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Non-qualified|$14.3125|       |      |    | |           |   |12   |10/01|Common Stock|       |       |275000      |D  |            |
 stock option|        |       |      |    | |           |   |     |/2009|, $1.00 par |       |       |            |   |            |
 (right to pu|        |       |      |    | |           |   |     |     |value       |       |       |            |   |            |
rchase)      |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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Non-qualified|$18.1875|       |      |    | |           |   |13   |8/28/|Common Stock|       |       |320000      |D  |            |
 stock option|        |       |      |    | |           |   |     |2008 |, $1.00 par |       |       |            |   |            |
 (right to pu|        |       |      |    | |           |   |     |     |value       |       |       |            |   |            |
rchase)      |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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Non-qualified|$18.1875|       |      |    | |           |   |14   |8/28/|Common Stk, |       |       |180000      |D  |            |
 stock option|        |       |      |    | |           |   |     |2008 |$1.00 par va|       |       |            |   |            |
 (right to pu|        |       |      |    | |           |   |     |     |lue         |       |       |            |   |            |
rchase)      |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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             |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
1. Grant of 100,000 shares of restricted common stock of which one-third of these shares shall be attainable on each of January 2, 2004, January 2, 2005, and January 2, 2006.
2. Grant of 57,000 shares of restricted common stock of which one-third has vested; the remaining two-thirds will vest in one-third increments on each of November 5, 2003, and November 5, 2004.
3. Grant of 100,000 shares of restricted common stock of which one-third has vested; the remaining two-thirds will vest in one-third increments on each of July 10, 2003, and July 10, 2004.
4. Grant of 121,960 shares of restricted common stock of which two-thirds have vested; the remaining one-third will vest on March 30, 2003.
5. Grant of 50,000 shares of restricted common stock of which one-third has vested; the remaining two-thirds will vest on each of February 28, 2003, and February 28, 2004.
6. Shares held in IMC Global Profit Sharing and Savings Plan.
7. One-third of these options will become exercisable on each of January 2, 2004, January 2, 2005, and January 2, 2006.
8. One-third of these options is currently exercisable; the remaining two-thirds will become exercisable on each of July 10, 2003, and July 10, 2004.
9. One-third of these options is currently exercisable; the remaining two-thirds will become exercisable on each of February 28, 2003, and February 28, 2004.
10. Two-thirds of these options are currently exercisable; the remaining one-third will become exercisable on March 30, 2003.
11. Option grant on February 22, 2000, of the right to purchase 254,000 shares of common stock, which are fully exercisable on February 22, 2005, and may be exercisable earlier as follows: 84,667 options are exercisable on the date on which the fair mark et value of the common stock equals at least $20.00 per share; 84,667 options are exercisable on the date on which the fair market value of the common stock equals at least $22.50 per share; and 84,666 options are exercisable on the date on which the fair
12. Option grant on October 1, 1999, of the right to purchase 275,000 shares of common stock, which are exercisable in one-third increments at such times as the Company's fair market value of common stock equals at least $25.00 per share, $27.50 per share
, and $30.00 per share, respectively.
13. These options are currently exercisable.
14. Option grant on August 28, 1998, of the right to purchase 180,000 shares of common stock which are fully exercisable on August 28, 2003, and may be exercisable earlier as follows: 60,000 options are exercisable on the date on which the fair market va lue of the common stock equals at least $30.00 per share; 60,000 options are exercisable on the date on which the fair market value of the common stock equals at least $35.00 per share; and 60,000 options are exercisable on the date on which the fair mark
SIGNATURE OF REPORTING PERSON
Douglas A. Pertz
Douglas A. Pertz